Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com


03050450

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

19 March 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA




SEC MAIL PROCESSING
RECEIVED
MAR 2 6 2003
WASH, D.C.
187
SECTION



**RE: BRAMBLES INDUSTRIES PLC**
**Rule 12g3-2(b) Exemption (File No. 82-5205)**

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully



Sandra Walters
Assistant Company Secretary



Enc:

82-5205

**BRAMBLES INDUSTRIES LIMITED**
**HOLDING IN COMPANY**

On 19 March 2003, the Capital Group Companies, Inc. and its affiliates notified the Australian Stock Exchange that as at 17 March 2003, they held 92,647,898 shares in Brambles Industries Limited, which is 9.58% of its issued ordinary share capital.

19 March 2003

Contact:
Lorraine Young, Company Secretary
Tel 020 7659 6020